UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

YUME, INC.
(Name of Registrant as Specified in Its Charter)

VIEX OPPORTUNITIES FUND, LP – SERIES ONE
VIEX OPPORTUNITIES FUND, LP – SERIES TWO
VIEX SPECIAL OPPORTUNITIES II, LP
VIEX GP, LLC
VIEX SPECIAL OPPORTUNITIES GP II, LLC
VIEX CAPITAL ADVISORS, LLC
ERIC SINGER
ELIAS N. NADER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 30, 2016

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

_____________, 2016

Dear Fellow Stockholder:

VIEX Opportunities Fund, LP – Series One, part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, and the other participants in this solicitation (collectively, “VIEX” or “we”) are the beneficial owners of an aggregate of 5,492,596 shares of common stock, par value $0.001 per share, of YuMe, Inc., a Delaware corporation (the “Company”), representing approximately 15.8% of the shares of common stock outstanding.  For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Company’s Board of Directors (the “Board”) because we believe that the Board can be improved with the addition of new, highly-qualified directors who will bring a fresh perspective to the Board and who are committed to fully exploring all opportunities to unlock stockholder value.  Accordingly, we are seeking your support at the Company’s 2016 annual meeting of stockholders scheduled to be held at the offices of Fenwick & West LLP, 801 California Street, Mountain View, CA 94041, on May 27, 2016 at [   ]:[   ] [ ].m., local time, including any adjournment or postponement thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect VIEX’s two (2) director nominees (the “Nominees”) to the Board in opposition to two (2) of the Company’s director nominees, to serve as Class III directors until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified;

2.	To ratify the selection by the Audit Committee of the Board of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016;

3.	To approve VIEX’s non-binding proposal to request that the Board take the steps necessary to eliminate the classification of the Board; and

4.	To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Company has a classified Board, which is currently divided into three (3) classes.  The terms of two (2) directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our two (2) Nominees in opposition to two (2) of the Company’s director nominees for the class with terms ending in 2019.  Your vote to elect our Nominees will have the legal effect of replacing two (2) incumbent directors with our Nominees.  If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value.  However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being mailed to stockholders on or about [              ], 2016.

If you have already voted for the incumbent management slate you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Morrow & Co., LLC, which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support,

/s/ Eric B. Singer

Eric B. Singer
VIEX Opportunities Fund, LP – Series One

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of VIEX’s proxy materials,
please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902
Call Toll Free: (800) 573-4370

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 30, 2016

2016 ANNUAL MEETING OF STOCKHOLDERS
OF
YUME, INC.
_________________________

PROXY STATEMENT
OF
VIEX OPPORTUNITIES FUND, LP – SERIES ONE

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

VIEX Opportunities Fund, LP – Series One (“Series One”), part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership (“VIEX Opportunities”), and the other participants in this solicitation (collectively, “VIEX” or “we”) are significant stockholders of YuMe, Inc., a Delaware corporation (“YuMe” or the “Company”).  We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of the stockholders, the true owners of YuMe, are appropriately represented in the boardroom.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the Company’s 2016 annual meeting of stockholders scheduled to be held at the offices of Fenwick & West LLP, 801 California Street, Mountain View, CA 94041, on May 27, 2016 at [   ]:[   ] [  ].m., local time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect VIEX’s director nominees, Elias N. Nader and Eric Singer  (the “Nominees”) to the Board in opposition to two (2) of the Company’s director nominees, to serve as Class III directors until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified;

2.	To ratify the selection by the Audit Committee of the Board of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016;

3.	To approve VIEX’s non-binding proposal to request that the Board take the steps necessary to eliminate the classification of the Board (the “Declassification Proposal”); and

4.	To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Company has a classified Board, which is currently divided into three (3) classes.  The terms of two (2) directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our two (2) Nominees in opposition to two (2) of the Company’s director nominees for the class with terms ending in 2019.  Your vote to elect our Nominees will have the legal effect of replacing two (2) incumbent directors with our Nominees.  If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value.  However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

Series One, VIEX Opportunities Fund, LP – Series Two, a series of VIEX Opportunities (“Series Two”), VIEX Special Opportunities Fund II, LP, a Delaware limited partnership (“VSO II”), VIEX GP, LLC, a Delaware limited liability company (“VIEX GP”), VIEX  Special Opportunities GP II, LLC, a Delaware limited liability company (“VSO GP II”), VIEX Capital Advisors, LLC, a Delaware limited liability company (“VIEX Capital”), Eric Singer  (“Mr. Singer” and, together with Series One, Series Two, VSO II, VIEX GP, VSO GP II, and VIEX Capital, the “VIEX Group”) and Elias N. Nader are members of a group formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

YuMe has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as March 31, 2016 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 1204 Middlefield Road, Redwood City, CA 94063.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were [        ] shares of common stock, par value $0.001 per share (the “Shares”), outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, the VIEX Group and the Nominees owned an aggregate of 5,492,596 Shares, which represents approximately 15.8% of the Shares outstanding.  We intend to vote such Shares FOR the election of the Nominees, FOR the ratification of the appointment of PricewaterhouseCoopers LLP, and FOR the Declassification Proposal, as described herein.

THIS SOLICITATION IS BEING MADE BY VIEX AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES AND THE DECLASSIFICATION PROPOSAL.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

This Proxy Statement and the enclosed GOLD proxy card are first being mailed to stockholders on or about [              ], 2016.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
[                              ]

IMPORTANT

Your vote is important, no matter how many Shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our Nominees and FOR the Declassification Proposal.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to VIEX c/o Morrow & Co., LLC (“Morrow”) in the enclosed postage-paid envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our independent Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of VIEX’s proxy materials,
please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902
Call Toll Free: (800) 573-4370

BACKGROUND TO THE SOLICITATION

The following is a chronology of the material events leading up to this proxy solicitation:

•      On August 7, 2013, the Company completed its initial public offering (“IPO”) at a price of $9.00 per share.

•      On August 10, 2015, the Company held an earnings conference call to discuss the results of the second quarter of 2015.   On the call, the Company’s Chairman and Chief Executive Officer, Jayant Kadambi, discussed the strength of the Company’s core business, stating that, “excluding our emerging international operations and operating expenses associated with new technology investments our core business continues to produce double-digit adjusted EBITDA.”  Despite the purported strength of the Company’s core business, on a consolidated basis, the Company reported another quarter of losses for Q2 2015, leading VIEX to conclude that the Company’s losses stemmed from international operations and the Company’s failure to cut operating expenses.

•      On September 16, 2015, Mr. Singer met with Mr. Kadambi, in Las Vegas, Nevada at the Deutsche Bank Technology conference. At this meeting, Mr. Singer disclosed that VIEX had acquired just under 5.0% of the Company’s outstanding stock and, as a significant stockholder, VIEX was concerned with the Company’s poor stock price performance, capital allocation, compensation practices and cost structure. Mr. Singer expressed his belief that the Company’s stock was materially undervalued and questioned why the Company would not undertake a share buyback program in light of its sizable cash position and the Company’s depressed stock price, which closed on that date at $2.84.  Mr. Singer also questioned whether the Company had established return on investment (ROI) metrics for the Company’s operations given the substantial investments being made which had not translated into any stock price appreciation.   Mr. Singer expressed VIEX’s belief that the Company should have an ROI metric in place to judge the amount of revenue it should be producing to justify the investments being made.  At this meeting, Mr. Kadambi could not articulate any ROI metric for its operations.

•      On October 7, 2015, VIEX filed its initial Schedule 13D.  In the Schedule 13D, VIEX stated its belief that the Company’s stock was materially undervalued, trading at an enterprise value of $27 million, which is less than 2x EBITDA of the Company’s core business.  VIEX noted that the Company’s stock had declined by approximately 68% from its IPO price of $9.00 to a closing price of $2.90 on October 6, 2015 and, based on management’s statements made on the Company’s August 10, 2015 earnings call, VIEX expressed its belief that the value of the Company’s core business was being masked by the Company’s sizable cash balance.  VIEX expressed its belief that the Board should focus on strategic alternatives to maximize stockholder value and recommended that the Company undertake a self tender which could result in EBITDA accretion.   By way of example, VIEX stated its belief that if the Company repurchased 30% of its stock at a price of $3.50 per share for $35 million, which could readily be funded by the approximately $67 million in net cash on the Company’s balance sheet as of June 30, 2015, this buyback could result in EBITDA accretion of greater than 40 percent on a per share basis.

•      On November 5, 2015, VIEX filed an amendment to its Schedule 13D.  In the amendment to the Schedule 13D, VIEX implored the Board to swiftly commit to a large scale buyback in light of the Company’s materially undervalued stock.  VIEX also expressed its disappointment that the Board had chosen not to engage with VIEX in light of VIEX’s significant holdings and understanding of the Company’s core business.

•      On November 17, 2015, Mr. Singer met with Daniel Springer, the Company’s lead independent director, in Palo Alto, California. Mr. Singer expressed the same concerns to Mr. Springer as discussed with Mr. Kadambi in September 2015 at the Las Vegas Deutsche Bank Technology conference.

•      On December 9, 2015, Mr. Singer had a telephone conference with Mr. Kadambi to discuss the Company’s need to articulate a strategy to generate positive earnings per share (EPS), cut operating expenses and better allocate its capital in 2016, particularly in light of the Company’s cumulative losses since its IPO.  Mr. Singer also repeated VIEX’s request that the Company establish ROI metrics for the Company’s operations.

•      On December 30, 2015, VIEX filed an amendment to its Schedule 13D.  In the amendment to the Schedule 13D, VIEX noted its belief that to address the Company’s deficiencies in capital allocation and inability to effectively cut costs, VIEX believed a reconstituted Board would be required.

•      On January 8, 2016, Mr. Singer reached out to Mr. Kadambi by email to express VIEX’s concerns over the Company’s discretionary expenses, after hearing from leaders in the industry that the Company spent significantly at industry trade shows. Mr. Singer reiterated his belief that the Company needed to cut costs and an important starting point could be a reduction in discretionary spending.  Mr. Kadambi responded that he was more focused on other expenses. In a subsequent call with Mr. Kadambi and Gary Fuges, the Company’s Director of Investor Relations, Mr. Kadambi confirmed that the Audit Committee was investigating his travel and entertainment expenses in response to VIEX's concerns and had not yet concluded their investigation.

•      On January 13, 2016, Mr. Singer met with Mr. Kadambi in New York, New York to discuss again the same concerns he raised in September 2015 at the Las Vegas Deutsche Bank Technology conference.

•      On February 18, 2016, the Company issued a press release announcing its financial results for the fourth quarter and full year ended December 31, 2015.  The Company also disclosed that it estimated operating losses for the first quarter of 2016 and announced that the Board had authorized a $10 million share repurchase program, representing approximately 9% of the Company’s outstanding shares.  In response to the Company’s press release, Mr. Singer called Mr. Springer to express VIEX’s disappointment with the Company’s financial results and size of the Company’s share repurchase program, which VIEX had hoped would be larger.  Mr. Singer also expressed VIEX’s concern with the Company’s EPS, which Mr. Singer indicated was the proper measurement for the Company because EPS encompassed stockholder dilution.  Mr. Singer noted that approximately 7% of the Company’s outstanding stock had been issued since the Company’s IPO through February 18, 2016.  Mr. Singer also conveyed VIEX’s concern with the Company’s failure to provide a full year of guidance, the Company’s failure to announce a strategy to reduce operating expenses and the Company’s failure to provide a pathway forward to restoring profitability.

•      Later on February 18, 2016, the Company filed a Current Report on Form 8-K which disclosed the adoption of the Company’s 2016 Cash Incentive Plan.   In response, Mr. Singer sent an email to Mr. Springer expressing VIEX’s concern over the Company’s failure to disclose specific performance targets under its newly adopted 2016 Cash Incentive Plan, particularly in light of the Company’s history of granting discretionary awards to management verses merit based awards.

•      On February 18, 2016, in response to Mr. Singer’s email earlier that day, Mr. Springer copied the chair of the Compensation Committee, Mitchell Habib, so that Mr. Habib could take VIEX’s recommendation to disclose specific performance targets under advisement.  Mr. Springer also copied Paul Porrini, the Company’s General Counsel, noting that Mr. Porrini drives the Company’s thinking on disclosure best practices.  Mr. Springer opined that the targets may not have been included to avoid sell side analysts from looking at them as further information on guidance.  Notwithstanding this email, no other person from management or the Board responded to Mr. Singer regarding his concerns raised in the email.

•      On February 19, 2016, Mr. Singer emailed Mr. Springer a list of public statements Mr. Kadambi had made on earnings calls since November 2013 that showed a consistent disconnect between the forecasts made at the time and actual financial results.  Mr. Singer called upon the Board to cast a more critical eye on management’s presentations and forecasts in light of this disconnect. To date, no member of the Board has responded to Mr. Singer’s email.

•      On March 4, 2016, Series One delivered a letter to the Company nominating the Nominees for election to the Board at the Annual Meeting and submitting the Declassification Proposal.  Also on March 4, 2016, VIEX filed an amendment to its Schedule 13D explaining that it nominated the Nominees and submitted the Declassification Proposal because it has serious concerns with the Company’s sub optimal performance and weak corporate governance.  VIEX expressed its belief that the appointment of the Nominees as stockholder representatives to the Board, together with a de-staggering of the Board, would ensure greater accountability to stockholders and help to protect and maximize stockholder value.

•      On March 4, 2016, the Company issued a press release commenting on Series One’s nomination of the Nominees.  In the press release, the Company indicated it would evaluate the Nominees and make a recommendation in the best interests of all stockholders.

•      On March 10, 2016, Mr. Singer reached out to Mr. Kadambi to discuss the nomination of the Nominees and submission of the Declassification Proposal, in an effort to avoid a proxy fight.  Mr. Kadambi responded that the Company had nothing to discuss and did not appear interested in continuing any discussion regarding the composition of the Board.

•      On March 14, 2016, Mr. Porrini contacted VIEX’s legal counsel requesting that the Nominees complete a questionnaire and make themselves available for interviews with the Board’s Nominating and Governance Committee.

•      On March 15, 2016, VIEX sent a letter to Mr. Porrini expressing its surprise to receive the Company’s request after repeated attempts to discuss its concerns regarding the Company and the need for independent additions to the Board.  VIEX indicated it would make its Nominees available for interviews with the Nominating and Governance Committee and have them complete the requested questionnaire if the Company was willing to engage in meaningful discussions with VIEX to reconstitute the Board and submit a binding proposal to declassify the Board in order to avoid a proxy contest.  To date, the Company has not responded to VIEX’s letter.

REASONS FOR THE SOLICITATION

We are the largest stockholder of the Company, owning approximately 15.8% of the Company’s outstanding stock. We have carefully analyzed the Company’s operating and financial performance as well as the competitive landscape in the industry in which it operates.  As our investment in YuMe has grown, we have attempted to discuss our concerns with management and the Board regarding YuMe’s poor stock price performance, poor operating performance, questionable compensation practices, and capital allocation.  We have also tried to discuss opportunities that we believe are available to create value for the benefit of all stockholders, including to cut costs.  Despite our sincere efforts to engage constructively with the Company, we have been continuously disappointed by the Company’s lack of urgency in addressing our concerns and the opportunities that we have identified and question whether the Board as currently composed will take the necessary steps to maximize opportunities for value creation.

We therefore believe that change is needed on the Board.  We have little confidence that the current Board is committed to, or capable of, taking the steps necessary to enhance stockholder value at YuMe.  Therefore, we are soliciting your support to elect our Nominees at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspectives to the Board.

We Are Concerned with the Company’s Poor Stock Price Performance

Since the IPO, YuMe’s stock price has declined by 68%, from a debut price of $9.00 in August 2013 to a closing price of $2.90 on October 6, 2015, one trading day prior to the filing of our initial Schedule 13D.  Over the same period, NASDAQ has seen a total return in value, including dividends, of 34%.

In addition, YuMe has significantly underperformed since its IPO through December 31, 2015 as compared against the NYSE Composite Index, S&P Information Technology Index and the S&P Internet Software & Services Index.

	6/30/2014	9/30/2014	12/31/2014	3/31/2015	6/30/2015	9/30/2015	12/31/2015
YuMe, Inc.	$65.56	$55.56	$56.00	$57.67	$60.22	$28.78	$39.00
NYSE Composite	116.85	114.55	116.67	118.01	117.78	107.48	111.90
S&P Information Technology	126.28	132.30	139.24	140.04	140.30	135.10	147.49
S&P Internet Software & Services	128.37	136.64	131.22	135.79	134.71	146.49	174.93

	8/07/2013	9/30/2013	12/31/2013	3/31/2014
YuMe, Inc.	$100.00	$117.78	$82.78	$81.22
NYSE Composite	100.00	100.56	109.29	111.31
S&P Information Technology	100.00	102.34	115.92	118.56
S&P Internet Software & Services	100.00	102.21	123.09	124.17

The table and chart above assume $100.00 was invested in YuMe on its IPO date, August 7, 2013, and in the indexes on July 31, 2013 and include the reinvestment of dividends.

We Are Concerned with the Company’s Poor Operating Performance.

Since YuMe’s first quarter following its IPO (September 30, 2013) through December 31, 2015, retained earnings have fallen over 40% from approximately -$27.1 million to approximately -$47.2 million.  YuMe has also incurred approximately $20.1 million in cumulative losses over the same time period.

Perhaps even more concerning is the fact that during this time, management has continued to be handsomely compensated despite YuMe’s disappointing financial results and stock price underperformance.

We Are Concerned with the Company’s Executive Compensation Practices.

We do not believe the Company has properly aligned executive pay with performance.  For example, despite the Company’s poor stock price performance and poor operating performance, Chairman and CEO Jayant Kadambi earned approximately $1.72 million, $1.25 million and $1.97 million in 2015, 2014 and 2013, respectively, which included $222,000 in non-equity incentive plan compensation in 2015 and $245,000 and $170,000 in 2014 and 2013, respectively, in discretionary bonuses not tied to specific performance targets.  To date, the Company has failed to disclose any performance metrics necessary to trigger Mr. Kadambi’s substantial compensation package.

In addition, in 2015, the Company’s three named executive officers earned, in the aggregate, approximately $3.94 million, despite the Company suffering net losses of approximately $16.75 million.  Similarly, in 2014, the Company’s three named executive officers earned, in the aggregate, approximately $2.9 million, while the Company suffered net losses of approximately $8.75 million.

Most recently, the Board adopted the Company’s 2016 Cash Incentive Plan for the year ending December 31, 2016, which once again does not specify specific performance measures or targets.

We do not believe the Board has not taken sufficient action to hold management accountable for the Company’s unacceptable performance.  We also believe that the Company’s executive compensation practices demonstrate a lack of alignment of interests between the Board and its stockholders.

We Believe the Company Maintains Equity Compensation Plans that Serve to Excessively Dilute Its Stockholders.

Since the Company’s IPO, the Company’s outstanding stock has increased by approximately 8.2%, from approximately 31.97 million shares in August 2013 to approximately 34.81 million shares as of February 29, 2016.  Over the same period of time, the Company has not undertaken any equity financings or public or private equity offerings, but it has registered approximately 10.1 million shares of common stock subject to options or other equity awards issued or reserved for future issuance under the Company’s equity incentive plans, constituting almost 30% of the Company’s outstanding stock as of February 29, 2016.

We believe the Company maintains equity compensation plans that serve to excessively dilute its stockholders, which give us little comfort that stockholders’ interest are aligned with those of management and the Board.

We Are Concerned with the Company’s Poor Corporate Governance

We are concerned with the Company’s poor corporate governance that we believe severely limits the ability of stockholders to seek effective change at YuMe.

The Board is classified into three separate classes, meaning its directors are only subject to re-election by stockholders once every three years.  We believe the ability of stockholders to select directors each year is an important check on the performance of the Board and is critical in allowing stockholder input on the direction and state of the Company and the best group of individuals to oversee their investment.  To the contrary, the Board’s current classified structure, in our view, impedes stockholders’ ability to regularly and effectively evaluate the performance of their directors and insulates and entrenches the incumbents despite their apparent lapses in oversight.  As discussed in Proposal 3, we are seeking stockholder approval of a non-binding resolution requesting that the Board take the steps necessary to eliminate the classification of the Board and to require that all directors stand for election annually.

In addition to a classified Board, stockholders are also prohibited from calling special meetings and cannot act by written consent, which likewise serves to disenfranchise stockholders.  We believe that the Board should not be able to utilize YuMe’s corporate machinery to insulate itself and prevent change that would benefit all stockholders.

We also believe that the roles of Chairman and CEO should be separated. It is the responsibility of the Board to protect stockholders’ long-term interests by providing independent oversight of management, including the CEO, in directing the corporation’s business and affairs. Currently, the Board’s Chairman, Jayant Kadambi, is also the Company’s CEO. We believe that the practice of combining the two positions may not adequately protect stockholders. We believe that an independent Chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent Chairman (in practice as well as appearance) can improve accountability to stockholders, and we view the alternative of having a lead independent director, even one with a robust set of duties, as not adequate to fulfill these functions.

We are Concerned with the Board’s Lack of Sufficient Stock Ownership

We believe the Board’s collective lack of a substantial vested interest in shares of YuMe may compromise the Board’s ability to properly evaluate and address the opportunities to enhance stockholder value at the Company with the best interests of stockholders in mind. Based upon our review of the Company’s public filings, the Board’s six (6) independent directors own approximately 1.0% of the Company’s outstanding Shares, which includes Shares underlying certain options and restricted stock units granted to such directors in their capacities as directors of the Company.  Accordingly, there is no significant stockholder representation on the Board.  We believe the stockholders, as the true owners of the Company, need to have a strong voice at the Board level.  Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact stockholder value.

VIEX, on the other hand, owns approximately 15.8% of the Company’s outstanding Shares.  It seems apparent to us that with so little “skin in the game” and not enough confidence in the Company to engage in meaningful stock purchases, the Board does not have the same commitment to stockholder value as we do.  We believe a culture focused on long-term value creation and stockholder accountability requires placing stockholder representatives on the Board who have a significant financial commitment to the Company along with relevant experience.  This requirement ensures the proper alignment of interests between the Board and stockholders.

We Have Concerns Regarding the Company’s Capital Allocation and Believe the Company’s Recently Announced $10 Million Stock Repurchase Program Was in Response to Our Involvement

We believe stockholders have reason to be concerned about capital allocation.  Despite a multi-year period of heavy investment activity and the purported strength of the Company’s core business, which management reported on its August 10, 2015 conference call was producing double digit adjusted EBITDA, the Company has suffered cumulative losses of over $20 million since its IPO and a substantial decline in its stock price.  We believe now is the time to carefully scrutinize current and future spending on projects that we believe have failed to bear fruit.  We also believe the Company must set ROI metrics to justify the level of investment being made and reduce its operating costs.  We further believe the Company should focus on returning capital to investors through a more robust stock repurchase program.

While we applaud YuMe’s decision to pursue a stock repurchase program, which we believe was largely the result of our engagement and would likely not have been proactively made otherwise, we believe it falls significantly short of the range of $25 million to $35 million called for by multiple large stockholders.  At the proposed amount of $10 million, the Company will remain overcapitalized.  In addition, it is disappointing that YuMe took more than 5 months to announce a stock repurchase program from our initial conversations with management when it could have taken advantage of the Company’s lower stock price.  Since our engagement, YuMe’s stock price has risen, making the Company’s buyback program more expensive.

Our Nominees have the Experience, Qualifications and Objectivity Necessary to Fully Explore Available Opportunities to Unlock Value for Stockholders

For the reasons set forth above, we lack confidence in management’s and the Board’s ability to unlock value for the benefit of all YuMe stockholders. Further, we believe the Company’s underperformance and poor corporate governance practices warrant the addition of direct stockholder representatives on the Board, whose interests are closely aligned with those of all stockholders and who will work constructively with the other members of the Board to protect the best interests of YuMe stockholders.

We have identified two highly qualified directors with valuable and relevant business and financial experience that we believe will allow them to make informed decisions to explore and identify opportunities to unlock value at YuMe.  We believe Elias N. Nader would bring to the Board expertise in global business restructurings and public company audit and accounting experience.  We believe Eric Singer would bring to the Board extensive experience working with publicly listed companies to improve stockholder value, as well as significant financial and investment experience.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company has a classified Board, which is currently divided into three classes.  The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of stockholders.  We believe that the terms of two directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our Nominees in opposition to the Company’s two director nominees for terms ending in 2019. Your vote to elect our Nominees will have the legal effect of replacing two incumbent directors with the Nominees.  If elected, our Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value as described in further detail above.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  This information has been furnished to us by the Nominees.  Each of the Nominees is a citizen of the United States of America.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation.”

Elias N. Nader, age 50, has served as chief financial officer and secretary of Sigma Designs, Inc. ("Sigma Designs"), a provider of intelligent media platforms for use in the home entertainment and control markets, since April 2014. Mr. Nader previously served as Sigma Designs' interim chief financial officer and secretary from March 2013 to April 2014 and as its corporate controller from October 2012 to March 2013. Prior to joining Sigma Designs, Mr. Nader served as a chief financial officer consultant with various companies in Europe and the Middle East from October 2011 to September 2012.  From June 2010 to September 2011, Mr. Nader served as group chief financial officer with Imperial Jet, a VIP business aircraft company based in Europe and the Middle East. From June 2005 to June 2010, Mr. Nader served as corporate controller at Dionex Corporation, a chromatography company.  Mr. Nader holds a B.S. in Business Administration with a concentration in accounting and economics from San Jose State University.

Eric Singer, age 42, has served as the managing member of each of VIEX GP, the general partner of Series One and Series Two, VSO GP II, the general partner of VSO II, and VIEX Capital, the investment manager of Series One, Series Two, VSO II and certain other investment funds, since May 2014.  The principal business of Series One, Series Two and VSO II is investing in securities.  From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P. (“PCP III”), and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. (“PCP II”) and served as an advisor to Potomac Capital Management, L.L.C. and its related entities from May 2009 until September 2014.  The principal business of PCP III and PCP II is investing in securities.  From July 2007 to April 2009, Mr. Singer was a senior investment analyst at Riley Investment Management. He managed private portfolios for Alpine Resources, LLC from January 2003 to July 2007. Mr. Singer currently serves on the board of directors of TigerLogic Corporation (NASDAQ: TIGR), a global provider in engagement solutions, including Postano social media aggregation, display and fan engagement platform and Omnis mobile development platform, since January 2015, and IEC Electronics Corp. (NYSE MKT: IEC), a provider of electronic manufacturing services to advanced technology companies primarily in the military and aerospace, medical, industrial and communications sectors, since February 2015.  Mr. Singer previously served as a director of Meru Networks, Inc. (NASDAQ: MERU), a Wi-Fi network solutions company, from January 2014 until January 2015, PLX Technology, Inc. (NASDAQ: PLXT), a semiconductor company, from December 2013 until its sale in August 2014, Sigma Designs, Inc. (NASDAQ: SIGM), a semiconductor company, from August 2012 until December 2013, including as its Chairman of the Board from January 2013 until December 2013, and Zilog Corporation (NASDAQ: ZILG), a semiconductor company, from August 2008 until its sale in February 2010.  Mr. Singer holds a B.A. from Brandeis University.

Mr. Nader’s principal business address is c/o Sigma Designs, Inc., 47467 Fremont Boulevard, Fremont, California 94538.  Mr. Singer’s principal business address is c/o VIEX Capital Advisors, LLC, 825 Third Avenue, 33rd Floor, New York, New York 10022.

As of the date hereof, Messrs. Nader and Singer do not directly own any securities of the Company.  As the managing member of each of VIEX GP, VSO GP II and VIEX Capital, Mr. Singer may be deemed the beneficial owner of the 2,591,733 Shares owned by Series One, 561,269 Shares owned by Series Two, and 2,339,594 Shares owned by VSO II.  Mr. Singer specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by him, except to the extent of his pecuniary interest therein.

Series One has signed a letter agreement with Mr. Nader, pursuant to which it agreed to indemnify Mr. Nader against any and all claims of any nature arising from the Solicitation and any related transactions.

On March 4, 2016, the members of the VIEX Group and Mr. Nader entered into a Joint Filing and Solicitation Agreement (the “Solicitation Agreement”) in which, among other things, (a) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of YuMe, (b) they agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Series One, to the Board at the Annual Meeting (the “Solicitation”), and (c) Series One agreed to bear all expenses incurred in connection with the group’s activities, including approved expenses incurred by any of the group members in connection with the Solicitation, subject to certain limitations.  In the event any of the Nominees are elected to the Board, Series One may seek reimbursement from the Company of all expenses incurred in connection with the nomination and the Solicitation.  If such reimbursement is approved by the Board, Series One does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

Other than as stated herein, there are no arrangements or understandings between members of the group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

VIEX believes that each Nominee presently is, and if elected as a director of the Company, VIEX believes each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, we would identify and properly nominate such substitute nominees in accordance with the Company’s Bylaws and Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees. We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has appointed PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.  The Company is submitting the appointment of PricewaterhouseCoopers LLP for ratification by the stockholders at the Annual Meeting.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

DECLASSIFICATION PROPOSAL

We intend to present a non-binding proposal for consideration at the Annual Meeting requesting that the Board take the steps necessary to eliminate the classification of the Board and to require that all directors stand for election annually. The Company’s Amended and Restated Certificate of Incorporation (the “Charter”) currently requires that the Board be divided into three classes having staggered three-year terms.  Our non-binding proposal seeks for the declassification to be accomplished in the most expeditious manner available under the Delaware General Corporation Law.

Proposed Resolution:

“RESOLVED, that the stockholders of YuMe, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and to require that all directors stand for election annually. The Board declassification shall be done in the most expeditious manner available under the Delaware General Corporation Law.”

Reasons for the Declassification Proposal:

We believe that the election of directors is the most powerful way that stockholders can influence the strategic direction of a public company. Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is not in the best interests of the Company and its stockholders because it reduces accountability and is an unnecessary anti-takeover device. The elimination of the staggered board would require each director to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on the performance of top executives and on maximizing stockholder value.  A classified board protects the incumbency of the board and current management, which in turn limits accountability to stockholders. It is our belief that the Company’s corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the Company. We believe sound corporate governance practices, such as the annual election of directors, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

Potential Effects of the Declassification Proposal:

This proposal is non-binding on the Company.  If elected, our Nominees would advocate that the Board follow the recommendations of Proposal 3, if approved by the stockholders. However, there can be no assurance that the recommendations in Proposal 3 will be acted upon, since our Nominees will constitute a minority of the Board.

Under the Company’s Charter, any vacancies occurring in the Board are to be filled by the affirmative vote of a majority of the directors then in office, unless the Board determines by resolution that any such vacancies should be filled by stockholders.  Also under the Company’s Charter, any director appointed to fill such vacancy would then serve a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires.  In the event Proposal 3 is approved by stockholders and the Board takes the necessary action to declassify the Board but does not amend the foregoing provision of the Charter, any director appointed by the Board to fill a vacancy that occurs during the year in which the Board is declassified, would likely serve a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires.

While classified boards may serve as an anti-takeover device, in that classified boards may motivate potential acquirors seeking control to initiate arms-length discussions with the Board, rather than engaging in unsolicited or coercive takeover tactics, since potential acquirors are unable to replace the entire Board in a single election, VIEX continues to believe that such risk is far outweighed by the current urgent need to hold each director more accountable to stockholders on an annual basis.

Vote Required

Adoption of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy. Abstentions will be counted as present for purposes of this vote and therefore will have the same effect as a vote against this stockholder proposal. Broker non-votes will not be counted as present and will have no effect on the outcome of this proposal.

WE RECOMMEND YOU VOTE “FOR” THE DECLASSIFICATION PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sold Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the appointment of PricewaterhouseCoopers LLP, FOR the Declassification Proposal, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate two candidates for election as Class III directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our two Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees.  VIEX intends to vote all of its Shares in favor of the Nominees.

QUORUM; DISCRETIONARY VOTING

A majority of the issued and outstanding Shares entitled to vote, represented either in person or by proxy, is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Shares that are voted “WITHHOLD” in the election of directors or “ABSTAIN” on any other business matter will be treated as being present for purposes of determining the presence of a quorum.  Shares held by brokers, banks or nominees (i.e. in “street name”) may not be voted by such brokers, banks or nominees on the proposals to elect directors or the Declassification Proposal unless the beneficial owners of such Shares provide them with instructions on how to vote. Shares held by brokers, banks or nominees may be voted by such brokers, banks or nominees on the proposal to ratify the appointment of PricewaterhouseCoopers LLP if the beneficial owners of such Shares do not provide them with instructions on how to vote.

VOTES REQUIRED FOR APPROVAL

Election of Directors - According to the Company’s proxy statement and Bylaws, directors will be elected by a plurality of votes cast.  “Plurality” means that the individuals who receive the greatest number of votes cast “FOR” are elected as directors.  Accordingly, the two nominees for director receiving the highest vote totals will be elected as directors of the Company.  Under the plurality standard, the only votes that count when director votes are being tabulated are “FOR” votes.  Votes that are not returned, “WITHHOLD” votes, and broker non-votes will have no effect on the outcome of the election.

Ratification of the Appointment of PricewaterhouseCoopers LLP ─ According to the Company’s proxy statement, the affirmative vote of the holders of a majority of the Shares present in person or by proxy and entitled to vote is required for approval of the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.  Abstentions will be counted as present for purposes of this vote and therefore will have the same effect as a vote against this stockholder proposal. Broker non-votes will not be counted as present and will have no effect on the outcome of this proposal.

Declassification Proposal ─ According to the Bylaws, the affirmative vote of the holders of a majority of the Shares present in person or by proxy and entitled to vote is required for approval of the Declassification Proposal.  However, this vote is not binding on the Company or the Board in any way.   Abstentions will be counted as present for purposes of this vote and therefore will have the same effect as a vote against this stockholder proposal. Broker non-votes will not be counted as present and will have no effect on the outcome of this proposal.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to VIEX in care of Morrow at the address set forth on the back cover of this Proxy Statement or to the Company Corporate Secretary at 1204 Middlefield Road, Redwood City, California 94063, or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to VIEX in care of Morrow at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, Morrow may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by VIEX.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

VIEX has entered into an agreement with Morrow for solicitation and advisory services in connection with this solicitation, for which Morrow will receive a fee not to exceed $[     ], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Morrow will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  VIEX has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of Shares they hold of record.  VIEX will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Morrow will employ up to [         ] to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Series One. Costs of this solicitation of proxies are currently estimated to be approximately $[         ].  VIEX estimates that through the date hereof its expenses in connection with this solicitation are approximately $[         ].  VIEX intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  If such reimbursement is approved by the Board, VIEX does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The members of the VIEX Group and Mr. Nader are participants in this solicitation.  The principal business of each of Series One, Series Two and VSO II is investing in securities.  The principal business of VIEX GP is acting as the general partner of Series One and Series Two.  The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to each of Series One, Series Two, VSO II and certain other investment funds.  The principal business address of each of the members of the VIEX Group is 825 Third Avenue, 33rd Floor, New York, New York 10022.

As of the date hereof, Series One beneficially owns directly 2,591,733 Shares.  As of the date hereof, Series Two beneficially owns directly 561,269 Shares.  As the general partner of Series One and Series Two, VIEX GP may be deemed to beneficially own the 2,591,733 Shares owned directly by Series One and the 561,269 Shares owned directly by Series Two.  As of the date hereof, VSO II beneficially owns directly 2,339,594 Shares.  As the general partner of VSO II, VSO GP II may be deemed to beneficially own the 2,339,594 Shares owned directly by VSO II.  As the investment manager of Series One, Series Two and VSO II, VIEX Capital may be deemed to beneficially own the 2,591,733 Shares owned directly by Series One, the 561,269 Shares owned directly by Series Two and the 2,339,594 Shares owned directly by VSO II.

Series One, Series Two and VSO II each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  As of the date hereof, none of the Shares held in margin accounts were pledged as collateral security.

Each participant in this solicitation may be deemed to be a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, the group is deemed to beneficially own in the aggregate 5,492,596 Shares that are beneficially owned by certain of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the Shares he or it does not directly own except to the extent of his or its pecuniary interest therein.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

VIEX is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which VIEX is not aware of a reasonable time before this Solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, any stockholder wishing to submit a proposal to be included in the Company’s proxy statement for the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) pursuant to Rule 14a-8, must deliver such proposal(s) to the Company no later than [         ], 2016 in order to be considered for inclusion in the Company’s proxy materials for that meeting.

In addition, according to the Company’s proxy statement for the Annual Meeting, any stockholder wishing to nominate a director or bring other business before the stockholders at the 2017 Annual Meeting must give timely notice in writing to the Secretary of the Company.   To be timely for the 2017 Annual Meeting, a stockholder’s notice must be delivered to the Secretary of the Company at the principal executive offices of the Company no later than 5:00 p.m. Pacific Time on the 75th day, nor earlier than 5:00 p.m. Pacific Time on the 105th day prior to the first anniversary of the date of the Annual Meeting, and such notice must include the specific information required under the Bylaws,

Stockholders should contact the Secretary of the Company in writing at 1204 Middlefield Road, Redwood City, CA, 94063, to make any submission or to obtain additional information as to the proper form and content of submissions.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2017 Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting.  The incorporation of this information in this Proxy Statement should not be construed as an admission by VIEX that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY IT HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

[ ], 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

94,000	08/20/2015
(10,000)	08/20/2015
74,400	08/21/2015
(5,000)	08/21/2015
(4,304)	08/24/2015
101,500	08/27/2015
100,600	08/27/2015
117,700	08/28/2015
151,000	08/28/2015
91,000	08/31/2015
50,000	09/01/2015
83,600	09/02/2015
102,400	09/03/2015
60,000	09/04/2015
50,940	09/08/2015
25,000	09/09/2015
237,300	09/10/2015
9,168	09/11/2015
63,000	09/14/2015
87,500	09/15/2015
50,000	09/15/2015
30,900	09/16/2015
58,500	09/17/2015
26,400	09/22/2015
5,000	09/28/2015
59,148	09/29/2015
41,085	09/30/2015
6,100	09/30/2015
25,000	10/01/2015
15,000	10/02/2015
16,400	10/09/2015
26,200	10/12/2015
4,162	10/13/2015
54,000	10/14/2015
75,450	10/15/2015
725	10/15/2015
42,700	10/19/2015
1,400	10/21/2015

I-1

10,126	10/26/2015
25,000	10/27/2015
25,868	10/29/2015
3,125	11/02/2015
158,878	11/03/2015
84,723	11/03/2015
105,600	11/04/2015
70,000	11/05/2015
5,439	11/06/2015
25,000	11/10/2015
20,000	11/11/2015
20,000	11/13/2015
20,000	11/16/2015

VIEX OPPORTUNITIES FUND, LP – SERIES TWO

338,507	11/17/2015
222,762	11/17/2015

VIEX SPECIAL OPPORTUNITIES FUND II, LP

789,849	11/17/2015
519,778	11/17/2015
40,301	11/18/2015
16,686	12/02/2015
2,658	12/03/2015
59,997	12/04/2015
52,127	12/07/2015
18,910	12/08/2015
85,000	12/09/2015
66,500	12/10/2015
49,000	12/28/2015
8,200	12/29/2015
31,232	12/30/2015
42,924	01/08/2016
20,772	01/11/2016
3,800	01/12/2016
16,467	01/13/2016
20,300	01/15/2016
51,300	01/19/2016
34,300	01/20/2016
116,500	02/08/2016
99,900	02/09/2016
80,328	02/22/2016
60,880	03/22/2016
32,328	03/23/2016
19,557	03/28/2016

I-2

Schedule II

The following tables are reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on May 25, 2016, as edited by VIEX to update its holdings.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s common stock as of March 15, 2016 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all currently serving executive officers and directors of the Company, as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

The percentage ownership information shown in the table is based upon 34,781,634 shares of common stock outstanding as of March 15, 2016.

[The Company has] determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 14, 2016, which is 60 days after March 15, 2016. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o YuMe, Inc., 1204 Middlefield Road, Redwood City, CA 94063.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders:
Entities affiliated with VIEX Capital Advisors(1)	5,492,596	15.8%
Entities affiliated with AVI Management(2)	3,646,593	10.5
Entities affiliated with Menlo Ventures(3)	2,495,162	7.2
Entities affiliated with Edenbrook Capital(4)	1,756,437	5.0
Named Executive Officers and Directors:
Jayant Kadambi(5)	1,265,169	3.6
Ayyappan Sankaran(6)	1,291,701	3.7
Scot McLernon(7)	363,955	1.0
Craig Forman	—	*
Mitchell Habib(8)	47,892	*
Derek Harrar	—	*
Adriel Lares(9)	46,902	*
Chris Paisley(10)	125,798	*
Daniel Springer(11)	267,944	*
All executive officers and directors as a group	3,829,506	11.0
(12 persons)(12)
________________________________________

*Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

II-1

(1)
Consists of (i) 2,591,733 shares held by VIEX Opportunities Fund, LP – Series One (“Series One”), (ii) 561,269 shares held by VIEX Opportunities Fund, LP – Series Two (“Series Two”) and (iii) 2,339,594 shares held by VIEX Special Opportunities Fund II, LP (“VSO II”). VIEX Capital Advisors, LLC (“VIEX Capital”) is the investment manager of each of Series One, Series Two and VSO II. Eric Singer is the managing member of VIEX Capital. The address of the entities affiliated with VIEX Capital is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(2)
Based on the Schedule 13D/A filed on October 6, 2015, consists of (i) 3,003,560 shares held by AVI Capital Yankee, LP (“AVI Yankee”), (ii) 72,433 shares held by AVI Capital Partners, LP (“AVI LP”) and (iii) 570,600 shares held by the AVI Managed Account. AVI Partners, LLC (“AVI Partners”) is the general partner of each of AVI Yankee and AVI LP. AVI Management, LLC (“AVI Management”) is the investment manager of each of AVI Yankee and AVI LP. AVI Partners is the investment advisor of the AVI Managed Account. James A. Dunn, Jr. and Darren C. Wallis are managing partners of AVI Partners and managing members of AVI Management. The address of the entities affiliated with AVI Management is 555 E. Lancaster Avenue, Suite 520, Radnor, PA 19087.

(3)
Consists of (i) 20,671 shares held by Menlo Entrepreneurs Fund X, L.P., (ii) 2,431,933 shares held by Menlo Ventures X, L.P. and (iii) 42,558 shares held by MMEF X, L.P. MV Management X, L.L.C. is the sole general partner of each of Menlo Entrepreneurs Fund X, L.P., Menlo Ventures X, L.P. and MMEF X, L.P. Henry D. Montgomery, John W. Jarve, Douglas C. Carlisle, Mark A. Siegel, Pravin A. Vazirani and Shawn Carolan are the managing members of MV Management X, L.L.C., and share voting and investment power over these shares. Each managing member disclaims beneficial ownership except to the extent of his or her pecuniary interest therein. The address for the entities affiliated with Menlo Ventures is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(4)
Based on the Schedule 13D filed on February 2, 2016, consists of 1,756,437 shares held by Edenbrook Capital, LLC (“Edenbrook”). Johnathon Brolin is the principal of Edenbrook with respect to the common stock owned by Edenbrook. The address for Edenbrook and Mr. Brolin is 2 Depot Plaza, Bedford Hills, New York 10507.

(5)
Consists of (i) 806,078 shares held by Mr. Kadambi, (ii) 17,304 shares held in the Jayant Kadambi 2013 Annuity Trust dated June 26, 2013, of which Mr. Kadambi is the trustee, and (iii) 441,787 shares subject to options. Mr. Kadambi has sole voting and investment power over the shares held by the Jayant Kadambi Annuity Trust dated June 26, 2013.

(6)
Consists of (i) 53,486 shares held by Mr. Sankaran, (ii) 795,363 shares held in the Ayyappan Living Trust and (iii) 442,852 shares subject to options. Mr. Sankaran has sole voting and investment power over the shares held by the Ayyappan Sankaran Trust dated June 24, 2013.

(7)	Consists of (i) 37,499 shares held by Mr. McLernon and (ii) 326,456 shares subject to options.

(8)	Consists of (i) 13,257 shares held by Mr. Habib and (ii) 34,635 shares subject to options.

(9)	Consists of (i) 13,257 shares held by Mr. Lares and (ii) 33,645 shares subject to options.

(10)
Consists of (i) 53,257 shares held by Mr. Paisley, (ii) 2,000 shares held in The Kent Paisley Trust UAD 12/29/1997, of which Mr. Paisley is the trustee, (iii) 2,000 shares held in The Blake Paisley Trust UAD 12/29/1997, of which Mr. Paisley is the trustee, and (iv) 68,541 shares subject to options. Mr. Paisley has sole voting and investment power over the shares held by both The Kent Paisley Trust UAD 12/29/1997 and The Blake Paisley Trust UAD 12/29/1997.

(11)
Consists of (i) 217,944 shares held by Mr. Springer and (ii) 50,000 shares held in The Springer Revocable Trust U/A DTD 2/26/2014, of which Mr. Springer is the trustee. Mr. Springer has sole voting and investment power over the shares held by The Springer Revocable Trust U/A DTD 2/26/2014.

(12)
Consists of (i) 2,168,892 shares, (ii) 1,659,394 shares subject to options and (iii) 1,250 shares subject to restricted stock units that are beneficially held by our directors and all executive officers as a group.

II-2

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give us your proxy FOR the election of our Nominees and the Declassification Proposal by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Morrow at the address set forth below.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of VIEX’s proxy materials,
please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902
Call Toll Free: (800) 573-4370

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 30, 2016

GOLD PROXY CARD

YUME, INC.

2016 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF VIEX OPPORTUNITIES FUND, LP – SERIES ONE

THE BOARD OF DIRECTORS OF YUME, INC. IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Eric Singer and [               ] as attorney and agent with full power of substitution to vote all shares of common stock of YuMe, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of Stockholders of the Company scheduled to be held at the offices of Fenwick & West LLP, 801 California Street, Mountain View, CA 94041, on May 27, 2016 at [   ]:[   ] [ ].m., local time, (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to VIEX Opportunities Fund, LP – Series One (“VIEX”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

VIEX’s Proxy Statement and this GOLD proxy card are available at

_________

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

VIEX RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL

1.	VIEX’S PROPOSAL TO ELECT DIRECTORS:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

Nominees:	Eric Singer Elias N. Nader	[ ]	[ ]	[ ]

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares will be voted for the remaining nominee(s).

________________________________________________________

2.	THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]

3.	VIEX’S NON-BINDING PROPOSAL TO REQUEST THAT THE BOARD TAKE THE STEPS NECESSARY TO ELIMINATE THE CLASSIFICATION OF THE BOARD:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.